Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30, 2018 and 2017	F-2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of June 30, 2018 and December 31, 2017	F-3

Unaudited Condensed Consolidated Interim Statements of Changes in Equity at June 30, 2018 and 2017	F-4

Unaudited Condensed Consolidated Interim Cash Flow Statements for the Six Months Ended June 30, 2018 and 2017	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Six Months Ended June 30

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2018	2017	2018	2017
		(EUR’000)		(EUR’000)
Revenue	4	18	444	46	816
Research and development costs		(40,235)	(21,880)	(70,775)	(42,488)
General and administrative expenses		(5,226)	(3,231)	(9,888)	(6,556)

Operating profit / (loss)		(45,443)	(24,667)	(80,617)	(48,228)
Finance income		22,573	158	16,270	288
Finance expenses		(6)	(6,234)	(11)	(7,956)

Profit / (loss) before tax		(22,876)	(30,743)	(64,358)	(55,896)
Tax on profit / (loss) for the period		99	37	206	51

Net profit / (loss) for the period		(22,777)	(30,706)	(64,152)	(55,845)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		2	42	(7)	46

Other comprehensive income / (loss) for the period, net of tax		2	42	(7)	46

Total comprehensive income / (loss) for the period, net of tax		(22,775)	(30,664)	(64,159)	(55,799)
Profit / (loss) for the period attributable to owners of the Company		(22,777)	(30,706)	(64,152)	(55,845)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(22,775)	(30,664)	(64,159)	(55,799)

		EUR	EUR	EUR	EUR
Basic earnings / (loss) per share		(0.55)	(0.94)	(1.60)	(1.72)
Diluted earnings / (loss) per share		(0.55)	(0.94)	(1.60)	(1.72)
Number of shares used for calculation (basic)		41,650,907	32,502,555	40,182,701	32,465,935
Number of shares used for calculation (diluted) (1)		41,650,907	32,502,555	40,182,701	32,465,935

(1)

A total of 4,479,691 warrants outstanding as of June 30, 2018 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 3,689,506 warrants outstanding as of June 30, 2017 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	June 30, 2018	December 31, 2017
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,597	2,557
Deposits		1,115	293

		7,207	6,345
Current assets
Trade receivables		17	188
Other receivables		1,826	1,410
Prepayments		5,934	6,907
Income taxes receivable		1,279	778
Cash and cash equivalents		352,601	195,351

		361,657	204,634

Total assets		368,864	210,979

Equity and liabilities
Equity
Share capital	7	5,619	4,967
Distributable equity		326,606	182,244

Total equity		332,225	187,211

Current liabilities
Trade payables and other payables		36,614	23,768
Income taxes payable		25	—

		36,639	23,768

Total liabilities		36,639	23,768

Total equity and liabilities		368,864	210,979

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211
Loss for the period	—	—	—	—	(64,152)	(64,152)
Other comprehensive income / (loss), net of tax	—	—	(7)	—	—	(7)

Total comprehensive income / (loss)	—	—	(7)	—	(64,152)	(64,159)

Share-based payment (Note 6)	—	—	—	8,901	—	8,901
Capital increase	652	212,738	—	—	—	213,390
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at June 30, 2018	5,619	622,295	(21)	31,694	(327,362)	332,225

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share-based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613
Loss for the period	—		—	—	(55,845)	(55,845)
Other comprehensive income / (loss), net of tax	—		46	—	—	46

Total comprehensive income / (loss)	—		46	—	(55,845)	(55,799)
Share-based payment (Note 6)	—		—	5,010	—	5,010
Capital increase	11	633	—	—	—	644

Equity at June 30, 2017	4,365	299,200	(33)	18,094	(195,158)	126,468

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Six Months Ended June 30

	Notes	2018	2017
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(64,152)	(55,845)
Reversal of finance income		(16,270)	(288)
Reversal of finance expenses		11	7,956
Reversal of tax charge		(206)	(51)
Adjustments for:
Share-based payment		8,901	5,010
Depreciation and amortization		397	349
Changes in working capital:
Deposits		(822)	(11)
Trade receivables		171	(163)
Other receivables		(416)	(549)
Prepayments		973	(4,116)
Trade payables and other payables		12,839	2,504

Cash flows generated from / (used in) operations		(58,574)	(45,204)
Finance income received		2,004	288
Finance expenses paid		(11)	(55)
Income taxes received / (paid)		(270)	(196)

Cash flows from / (used in) operating activities		(56,851)	(45,167)

Investing activities
Acquisition of property, plant and equipment		(437)	(585)

Cash flows from / (used in) investing activities		(437)	(585)

Financing activities
Capital increase		213,390	644
Cost of capital increase		(13,118)	—

Cash flows from / (used in) financing activities		200,272	644

Increase / (decrease) in cash and cash equivalents		142,984	(45,108)

Cash and cash equivalents at January 1		195,351	180,329
Effect of exchange rate changes on balances held in foreign currencies		14,266	(7,901)

Cash and cash equivalents at June 30		352,601	127,320

Restricted cash included in cash and cash equivalents		5,468	—

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technology to build a leading, fully integrated biopharma company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on August 29, 2018.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

As of January 1, 2018, the Company has adopted IFRS 9, “Financial Instruments”, which introduces a new impairment model for financial assets measured at amortized cost based on an expected credit loss model, which currently applies to the Company’s bank deposits and trade receivables. The adoption of IFRS 9 had no material impact on the Company’s financial reporting. Further, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, which establishes a single, comprehensive framework for revenue recognition, based on a five-step model, which applies to the Company’s licensing agreements with multiple activities. IFRS 15 was adopted using the ‘retrospective method with the cumulative effect of initially applying this standard recognized at the date of the initial application’. The adoption of IFRS 15 had no impact on the Company’s financial reporting.

Except for the adoption of these two new standards, the accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2017.

Changes in Presentation

The Company has changed its accounting policy for the presentation of exchange rate gains and losses in the Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss). On the basis that the foreign exchange rate movements primarily impact the Company’s balance of cash and cash equivalents, exchange rate gains and losses are now reported net for the accumulated period and not as an aggregation of the quarterly reported exchange rate gains and losses. The Company believes that the revised presentation more appropriately presents the overall impact of changes in foreign exchange rates. The change has had no effect on the reported comparative figures for profit or loss, assets, liabilities, cash flows or earnings per share.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to recognition of accruals for manufacturing and clinical trial activities. There have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first six months of 2018 or 2017.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017.

Note 4—Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	18	444	46	816

Total revenue	18	444	46	816

Revenue from external customers (geographical)
USA	18	444	46	816

Total revenue	18	444	46	816

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of June 30, 2018, 6,630,437 warrants had been granted, of which 19,580 warrants have been cancelled, 1,918,670 warrants have been exercised, 2,168 warrants have expired without being exercised, and 210,328 warrants have been forfeited. As of June 30, 2018, our Board of Directors was authorized to grant up to 3,985,875 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €60.23 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Warrant Activity

The following table specifies the warrant activity during the six months ended June 30, 2018:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2017	4,621,154	17.62

Granted during the period	189,625	49.34
Exercised during the period	(317,825)	11.16
Forfeited during the period	(13,263)	24.24
Expired during the period	—	—

Outstanding at June 30, 2018	4,479,691	19.40

Vested at the balance sheet date	2,248,000	13.48

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(EUR’000)		(EUR’000)
Research and development costs	1,964	1,122	4,349	2,411
General and administrative expenses	2,258	1,183	4,552	2,599

Total warrant compensation costs	4,222	2,305	8,901	5,010

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 41,841,590 shares at a nominal value of DKK 1, all in the same share class.

On February 26, 2018, the Company completed the sale and issuance of 4,539,473 ADSs in a public offering, increasing the Company’s share capital from 36,984,292 shares to 41,523,765 shares.

In April and June 2018, an aggregate of 317,825 warrants were exercised, increasing the Company’s share capital from 41,523,765 shares to 41,841,590 shares.

Note 8—Subsequent Events

No events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.